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                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                                200 Park Avenue
                              New York, NY 10166

                               February 10, 2016

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:  First MetLife Investors Insurance Company
     First MetLife Investors Variable Annuity Account One
     File Nos. 811-08306 and 333-208611
     SEC Accession No. 0001193125-15-407479
     Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

   Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, First MetLife Investors Insurance Company ("FMLI") and First MetLife Investors Variable Annuity Account One (the "Registrant") hereby request the withdrawal of the Registrant's initial registration statement on Form N-4 for the Flexible Premium Deferred Variable Annuity contracts (the "Contracts"), File
No. 333-208611, filed with the Securities and Exchange Commission on December 18, 2015 (the "Registration Statement").

   MetLife, Inc., the ultimate parent of FMLI, has determined not to issue the Contracts through FMLI and the Registrant. Therefore, FMLI and the Registrant hereby request the withdrawal of the Registration Statement and that an order be issued granting this request as soon as is practicable. The Registration Statement has not yet become effective, and no securities have been sold in connection with the Registration Statement.

   If you have any questions regarding this matter, please contact W. Thomas Conner of Reed Smith LLP at (202) 414 9208, or Peggy Heminger of Reed Smith LLP at (412) 288 7204.

Sincerely,

First MetLife Investors Insurance Company

By:  /s/ Gregory E. Illson
     --------------------------
     Gregory E. Illson
     Vice President

cc: Michele Abate, Esq.
    Lindsey Coffey, Esq.
    W. Thomas Conner, Esq.

                                                          US_ACTIVE-125571410.1